APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS

Provincetown Brewing Company

INCOME STATEMENT

January - June, 2019

	TOTAL
Income	
Uncategorized Income	960.00
Uncategorized Revenue	1,980.00
Total Income	**$2,940.00**
Cost of Goods Sold	
Cost of Goods Sold	
Finished Goods	11,964.02
Manufacturing Overhead	
Supplies	14.95
Total Manufacturing Overhead	**14.95**
Taxes & Licenses	
Licenses & Permits	3,381.40
Total Taxes & Licenses	**3,381.40**
Total Cost of Goods Sold	**15,360.37**
Total Cost of Goods Sold	**$15,360.37**
GROSS PROFIT	**$ -12,420.37**
Expenses	
Advertising & Marketing	954.26
Printed Point of Sale Materials	36.13
Promotional Beer	155.56
Total Advertising & Marketing	**1,145.95**
Bank Charges	11,294.95
Merchant Services Fees	14.67
Total Bank Charges	**11,309.62**
Charitable Contributions	2,500.00
Contract Labor (1099 work)	
Temporary Labor	2,440.00
Total Contract Labor (1099 work)	**2,440.00**
Events	8,575.00
Meals & Entertainment 50%	79.19
Office Expenses	44.00
Office Supplies	2,296.46
Printing & Postage	140.95
Software Subscriptions	865.44
Web & Email Services	542.12
Total Office Expenses	**3,888.97**
Payroll Expenses	
Employee Relations	88.70
Total Payroll Expenses	**88.70**
Professional Services	
Accounting	900.00
Consulting	8,688.88

	TOTAL
Legal	33,337.93
Total Professional Services	**42,926.81**
Rent	1,448.75
Rental Equipment	411.06
Total Rent	**1,859.81**
Supplies	3,466.18
Travel	1,445.46
Uncategorized Expense	15,612.54
Utilities	937.20
Vehicle Fuel & Tolls Expense	1,304.63
Total Expenses	**$97,580.06**
NET OPERATING INCOME	**$ -110,000.43**
Other Income	
Interest Earned	16.97
Other Income	629.00
Total Other Income	**$645.97**
NET OTHER INCOME	**$645.97**
NET INCOME	**$ -109,354.46**

Provincetown Brewing Company

BALANCE SHEET

As of June 30, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank of America ▮▮▮	66,776.23
EB Main Acct ▮▮▮	54,480.00
EB Savings Account	35,896.97
Total Bank Accounts	**$157,153.20**
Accounts Receivable	
Accounts Receivable (A/R)	-1,104.00
Total Accounts Receivable	**$ -1,104.00**
Other Current Assets	
Inventory	
Merchandise	8,126.34
Total Inventory	**8,126.34**
Prepaid Expenses	63,000.00
Uncategorized Asset	-2,536.70
Uncategorized Current Asset	1,800.00
Undeposited Funds	-600.00
Total Other Current Assets	**$69,789.64**
Total Current Assets	**$225,838.84**
Fixed Assets	
Artistic Assets	3,000.00
Brewery Equipment & Machinery	
Brewing Equipment & Machinery	
Brewhouse	41,050.00
Total Brewing Equipment & Machinery	**41,050.00**
Total Brewery Equipment & Machinery	**41,050.00**
Leasehold Improvements	78,112.00
Office Equipment	2,506.44
Taproom Equipment	20,102.78
Total Fixed Assets	**$144,771.22**
TOTAL ASSETS	**$370,610.06**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Business Gold Rewards Card ▮▮▮	50,207.71
Reimbursment Suspense	-2,500.00
Total Credit Cards	**$47,707.71**
Total Current Liabilities	**$47,707.71**
Long-Term Liabilities	
Loans from Shareholders	4,209.60

	TOTAL
SBA Loan ███████	168,440.00
Total Long-Term Liabilities	**$172,649.60**
Total Liabilities	**$220,357.31**
Equity	
Capital Contributions	55,500.00
███████████	5,000.00
███████████	12,000.00
███████████	59,000.00
███████████	50,710.00
███████████	24,500.00
███████████	5,000.00
███████████	35,000.00
███████████	30,000.00
███████████	10,335.99
███████████	24,000.00
███████████	15,000.00
███████████	24,000.00
Total Capital Contributions	**350,045.99**
Owner's Pay & Personal Expenses	-52,690.99
Paid-In Capital	0.00
Retained Earnings	-37,747.79
Net Income	-109,354.46
Total Equity	**$150,252.75**
TOTAL LIABILITIES AND EQUITY	**$370,610.06**

Provincetown Brewing Company

STATEMENT OF CASH FLOWS

January - June, 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-109,354.46
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	1,104.00
Inventory:Merchandise	-8,126.34
Prepaid Expenses	-63,000.00
Uncategorized Asset	2,536.70
Uncategorized Current Asset	-1,800.00
Business Gold Rewards Card ▮	46,645.52
Reimbursment Suspense	-2,500.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-25,140.12**
Net cash provided by operating activities	**$ -134,494.58**
INVESTING ACTIVITIES	
Brewery Equipment & Machinery:Brewing Equipment & Machinery:Brewhouse	-41,050.00
Leasehold Improvements	-78,112.00
Office Equipment	-2,506.44
Taproom Equipment	-20,102.78
Net cash provided by investing activities	**$ -141,771.22**
FINANCING ACTIVITIES	
Loans from Shareholders	4,209.60
SBA Loan ▮	168,440.00
Capital Contributions	55,500.00
Capital Contributions: ▮	12,000.00
Capital Contributions: ▮	44,000.00
Capital Contributions: ▮	25,000.00
Capital Contributions: ▮	24,500.00
Capital Contributions: ▮	20,000.00
Capital Contributions: ▮	30,000.00
Capital Contributions: ▮	10,335.99
Capital Contributions: ▮	24,000.00
Capital Contributions: ▮	24,000.00
Owner's Pay & Personal Expenses	-42,190.05
Net cash provided by financing activities	**$399,795.54**
NET CASH INCREASE FOR PERIOD	**$123,529.74**
Cash at beginning of period	33,023.46
CASH AT END OF PERIOD	**$156,553.20**

Provincetown Brewing Company

INCOME STATEMENT

January - December 2018

	TOTAL
Income	
Event Income	1,836.10
Total Income	**$1,836.10**
Cost of Goods Sold	
Cost of Goods Sold	
Finished Goods	1,050.00
Taxes & Licenses	
Licenses & Permits	769.29
Total Taxes & Licenses	**769.29**
Total Cost of Goods Sold	**1,819.29**
Total Cost of Goods Sold	**$1,819.29**
GROSS PROFIT	**$16.81**
Expenses	
Advertising & Marketing	339.51
Printed Point of Sale Materials	83.00
Total Advertising & Marketing	**422.51**
Bank Charges	20.00
Contract Labor (1099 work)	
Marketing & Design Labor	1,877.05
Total Contract Labor (1099 work)	**1,877.05**
Events	9,623.73
Insurance	421.89
Meals & Entertainment 50%	833.80
Office Expenses	
Office Supplies	402.65
Printing & Postage	777.29
Software Subscriptions	875.74
Web & Email Services	503.05
Total Office Expenses	**2,558.73**
Professional Services	
Accounting	1,500.00
Memberships	570.00
Total Professional Services	**2,070.00**
Rent	
Rental Equipment	723.70
Total Rent	**723.70**
Repairs & Maintenance	
Equipment Repair & Maintenance	32.58
Total Repairs & Maintenance	**32.58**
Supplies	5,690.63
Travel	11,170.30
Uncategorized Expense	2,220.00

	TOTAL
Vehicle Fuel & Tolls Expense	551.07
Total Expenses	**$38,215.99**
NET OPERATING INCOME	**$ -38,199.18**
Other Income	
Other Income	522.39
Total Other Income	**$522.39**
Other Expenses	
Other Misc Expense	1.00
Penalties & Settlements	70.00
Total Other Expenses	**$71.00**
NET OTHER INCOME	**$451.39**
NET INCOME	**$ -37,747.79**

Provincetown Brewing Company

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank of America ▮▮▮▮	33,023.46
Total Bank Accounts	**$33,023.46**
Total Current Assets	**$33,023.46**
Fixed Assets	
Artistic Assets	3,000.00
Total Fixed Assets	**$3,000.00**
TOTAL ASSETS	**$36,023.46**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Business Gold Rewards Card ▮▮▮	3,562.19
Total Credit Cards	**$3,562.19**
Total Current Liabilities	**$3,562.19**
Total Liabilities	**$3,562.19**
Equity	
Capital Contributions	
▮▮▮▮	5,000.00
▮▮▮▮	15,000.00
▮▮▮▮	25,710.00
▮▮▮▮	5,000.00
▮▮▮▮	15,000.00
▮▮▮▮	15,000.00
Total Capital Contributions	**80,710.00**
Owner's Pay & Personal Expenses	-10,500.94
Paid-In Capital	0.00
Retained Earnings	
Net Income	-37,747.79
Total Equity	**$32,461.27**
TOTAL LIABILITIES AND EQUITY	**$36,023.46**

Provincetown Brewing Company

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-37,747.79
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Business Gold Rewards Card ▆▆▆▆	3,562.19
** Total Adjustments to reconcile Net Income to Net Cash provided by operations:**	**3,562.19**
Net cash provided by operating activities	**$ -34,185.60**
INVESTING ACTIVITIES	
Artistic Assets	-3,000.00
Net cash provided by investing activities	**$ -3,000.00**
FINANCING ACTIVITIES	
Capital Contributions:▆▆▆▆▆▆	5,000.00
Capital Contributions:▆▆▆▆▆	15,000.00
Capital Contributions:▆▆▆▆▆▆▆	25,710.00
Capital Contributions:▆▆▆▆▆▆	5,000.00
Capital Contributions:▆▆▆▆	15,000.00
Capital Contributions▆▆▆▆▆	15,000.00
Owner's Pay & Personal Expenses	-10,500.94
Paid-In Capital	0.00
Net cash provided by financing activities	**$70,209.06**
NET CASH INCREASE FOR PERIOD	**$33,023.46**
CASH AT END OF PERIOD	**$33,023.46**

I, <u>Christopher Hartley</u>, certify that:

    (1) The financial statements of Bottoms Up, LLC included in this Form are true and complete in all material respects; and

    (1) The tax return information of Bottoms Up, LLC have not been included in this Form as Bottoms Up, LLC has not filed a tax return to date.

Signature:
DocuSigned by:

Christopher Hartley

Name: _____
D610BCDB9DC04DF...

Title: <u>Owner</u>